

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Room 601, 1 Shui'an South Street
Chaoyang District, Beijing, 100012
People's Republic of China

>   **Re: Recon Technology, Ltd**
>   **Amendment No. 6 to Registration Statement on Form F-3**
>   **Filed July 29, 2022**
>   **File No. 333-257806**

Dear Ms. Jia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-3 filed on July 29, 2022

Prospectus Summary , page 4

1.   We understand from your August 16, 2022 response that while you consider the intercompany payables of the VIE as monetary liabilities, have adjusted the balances using the current exchange rate pursuant to FASB ASC 830-20-35-2, and are reporting the adjustments as a component of equity pursuant to FASB ASC 830-20-35-3(b); you do not consider the corresponding intercompany receivables to be monetary and are therefore using a historical exchange rate in translating these to the reporting currency.

We do not see how you are able to support the characterization of the intercompany balances as both monetary and non-monetary within the consolidated entity or how this would obviate the need to apply the guidance in FASB ASC 830-30-45-3a, which indicates the intercompany receivables would also be translated at the current exchange rate, and would generally yield amounts that are in agreement with the intercompany payables as expressed in RMB.

In other words, it appears that the intercompany receivables in the first two columns would be credited, collectively by $5,509,828, while accumulated other comprehensive income in the first two columns would be debited, collectively by the same amount, which would obviate the need for the $5,509,828 elimination.

Please revise all of your consolidating balance sheet presentations in a similar fashion, or explain to us why you believe this guidance would not apply to you under the circumstances. If you have relied upon other authoritative guidance in formulating your view, please identify the specific guidance and explain your rationale.

 You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony W. Basch